[Original Source Entertainment, Inc. Letterhead]


May 10, 2011

Phil Rothenberg, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202)551-3121

Re:   Acceleration of Effective Date
      Original Source Entertainment, Inc.
      Registration on Form S-1
      File No. 333-169732

Dear Mr. Rothenberg:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on
Form S-1.   We request an effective date of Thursday, May 12, 2011 at
3:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  - the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Original Source Entertainment, Inc.


By: /s/Lecia L. Walker
    -----------------------
    Lecia L. Walker
    Chief Executive Officer